SLB N.V. (SLB LIMITED)

5599 San Felipe

Houston, Texas, U.S.A. 77056

August 7, 2026

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SLB N.V. (SLB Limited)

Request to Withdraw Registration Statement on Form S-4

File No. 333-97899

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SLB N.V. (SLB Limited) (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-4 (File No. 333-97899) filed with the Commission on August 9, 2002, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registrant has decided not to pursue the public offering of securities contemplated by the Registration Statement. The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Pursuant to Rule 477 under the Securities Act, the Registrant respectfully requests that the Commission grant this application for withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date.

We appreciate your time and attention to this matter. Should you have any questions, please contact Julia A. Thompson with Latham & Watkins LLP, the Registrant’s outside counsel, at (202) 637-1073; Julia.Thompson@lw.com.

Very truly yours,

/s/ Samantha Blons
Samantha Blons
Assistant Secretary

cc:	Ryan J. Maierson, Latham & Watkins LLP

Julia A. Thompson, Latham & Watkins LLP